Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

June 7, 2010

Dana M. Hartz

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc.

Item 4.02 Form 8-K

Filed May 10, 2010

File Number: 000-51817

Dear Ms. Hartz:

On behalf of Beijing Century Health Medical, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter of June 3, 2010.

Item 4.02 Form 8-K

1.

You disclose in the second paragraph of the Item 4.02 Form 8-K filed May 10, 2010 that “the filing of any amendments to annual or quarterly reports shall not be deemed to be an admission that the original filings, when made, included any untrue statements of material fact or omitted to state a material fact necessary to make a statement contained therein not misleading.” Please revise the statement to say that you do not admit by the filing of the restatement that the original filings were false and misleading and that this would be decided by a court of competent jurisdiction.

RESPONSE:

     In response to comment 1, we have revised the language identified in comment 1 in our Form 8-K/A filed with the SEC on June 7, 2010 to read: “The Company does not admit that by the filing of the restatement of any of the Company’s financial statements that the original filings were false and misleading; this would be decided by a court of competent jurisdiction.”

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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